Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

BIT ORIGIN LTD

27F, Samsung Hub

3 Church Street Singapore 049483

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting on August 11, 2026

The undersigned hereby appoints Jinghai Jiang as the proxy with full power of substitution, to represent and to vote on behalf of the undersigned as set forth herein all the Class A ordinary shares and Class B ordinary shares of Bit Origin Ltd which the undersigned is entitled to vote at the Extraordinary General Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1, (ii) “FOR” Item 2, (iii) “FOR” Item 3, (iv) “FOR” Item 4, (v) “FOR” Item 5 , (vi) “FOR” Item 6, and (vii) “FOR” Item 7.

Item 1	By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX LTD.”; and (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 2	As an ordinary resolution, to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000, class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 3	Subject to Proposal One and Proposal Two being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Name Change and Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 4	As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00006 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 5	As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented by the board of directors under Proposal Four, (a) to amend and restate the then effective memorandum and articles of association of the Company (the Pre-Consolidation M&A) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the Post-Consolidation M&A), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the Share Consolidation effected pursuant to Proposal Four; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment and Restatement of M&A Following the Share Consolidation”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 6	As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, the Amendment and Restatement of M&A Following the Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 7	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, and Proposal Six (the “Adjournment”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2026

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to https://onlineproxyvote.com/BTOG/2026 at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at https://onlineproxyvote.com/BTOG/2026.